[LETTERHEAD OF KIRKPATRICK & LOCKHART NICHOLSON GRAHAM LLP]


May 3, 2006

                                                         Thomas J. Poletti
                                                         310.552.5045
                                                         Fax:  310.552.5001
                                                         tpoletti@klng.com

Via Edgar and Fed Ex

Office of Emerging Growth Companies
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Attn:  John Reynolds

Re:      SRKP 3, Inc.
         Registration Statement on Form SB-2
         File Number:  333-126441
         Amendment No. 3 filed January 9, 2006

Dear Mr. Reynolds:

On behalf of SRKP 3, Inc. (the "Company") we hereby transmit for filing Amendment No. 4 to Form SB-2 filed July 7, 2005 ("Amendment No. 4"). We are also forwarding to you via Fed Ex courtesy copies of this letter and Amendment No. 4 (marked to show changes and additions from Amendment No. 3 to the Registration Statement filed January 9, 2006 ("Amendment No. 3")). We have been advised that changes in Amendment No. 4 from Amendment No. 3, as submitted herewith in electronic format, have been tagged.

Based upon the Staff's review of Amendment No. 3, the Commission issued a comment letter dated March 15, 2006. The following consists of the Company's responses to the Staff's comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company's response immediately following.

General

     1. Comment: Please revise to provide updated audited financial statements through your fiscal year-end date (December 31, 2005) and provide a current consent from your independent accountant.

         Response: Further to the request of the Staff, we have provided updated audited financial statements through fiscal year-end 2005 and provided a current consent from the Company's independent accountant.

If you have any questions or further comments, please do not hesitate to contact the undersigned or Anh Q. Tran, Esq. at (310) 552-5000 or via fax at (310) 552-5001 with any questions.

Office of Emerging Growth Companies
Securities and Exchange Commission
May 3, 2006
Page 2



Sincerely,


/s/ Thomas J. Poletti
-------------------------------
Thomas J. Poletti

cc:      Richard Rappaport, SRKP 3, Inc.